UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Cornerstone Bancorp
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  21922E 10 0
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                                 (CUSIP Number)

                              Jennifer M. Champagne
                               Cornerstone Bancorp
                              1670 East Main Street
                           Easley, South Carolina 29640
                               (864) 306-7009
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                December 29, 2008
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
   [ ] Rule 13d-1(b)
   [X] Rule 13d-1(c)
   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 5
                                  SCHEDULE 13G
CUSIP NO. 21922E 10 0

1. NAME OF REPORTING PERSON

    Janice E. Childress
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION: USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5. SOLE VOTING POWER

          197,989
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     6. SHARED VOTING POWER

          -0-
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     7. SOLE DISPOSITIVE POWER

          197,989
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     8. SHARED DISPOSITIVE POWER

          -0-
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9.9%
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10.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


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12. TYPE OF REPORTING PERSON (See Instructions)

     IN
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

Item 1.

Item 1(a)   Name of Issuer:  Cornerstone Bancorp
Item 2(a) Address of Issuer's principal executive offices: 1670 East Main Street, Easley, South Carolina 29640

Item 2.

2(a) Name of person filing:  Janice E. Childress
2(b) Address or principal business office or, if none, residence:
        100 McAlister Lake Drive, Easley, South Carolina 29642
2(c) Citizenship:  USA
2(d) Title of class of securities:  Common Stock
2(e) CUSIP No.:  21922E 10 0


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment
       Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    a. Amount beneficially owned:  197,989 shares
    b. Percent of class:  9.9%
    c. Number of shares as to which such person has:

           i. Sole power to vote or to direct the vote:  197,989
          ii. Shared power to vote or to direct the vote:  -0-
         iii. Sole power to dispose or to direct the disposition of:  197,989
          iv. Shared power to dispose or to direct the disposition of:  -0-

Item 5.     Not Applicable

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2009


                                              s/ Janice E. Childress
                                              -----------------------
                                              Janice E. Childress